UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
LP Kirtley Road LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Maryland

    Date of organization
    September 8, 2023

Physical address of issuer
15508 Owens Glen Terrace, North Potomac, MD 20878

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,126,673.46	$2,282,994.61
Cash & Cash Equivalents	$456,027.64	$116,814.11
Accounts Receivable	$0	$0
Short-term Debt	$59,342.55	$40,301.33
Long-term Debt	$919,963.78	$930,826.15
Revenues/Sales	$0	$0
Cost of Goods Sold	$-210,426.26	$-230,423.17
Taxes Paid	$3,576.89	$2,214.66
Net Income	$0	$0

May 6, 2026

FORM C-AR

LP Kirtley Road LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by LP Kirtley Road LLC, a Maryland Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.mayavita.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 6, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

LP Kirtley Road LLC (the "Company") is a Maryland Limited Liability Company, formed on September 8, 2023.

The Company is located at 15508 Owens Glen Terrace, North Potomac, MD 20878.

The Company's website is http://www.mayavita.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company was formed in Maryland on September 8, 2023. It acquired two (2) parcels of land located on Kirtley Road in Leon, Virginia 22727, with associated tax identification numbers of 33-9E and 38-8A for a purchase price of $1,440,000 on January 24, 2024 with a loan of $936,000.00 at an interest rate of 6.56% with a 30-year term, which the Company intends to pay off with a construction loan. The Company does not yet have a firm commitment for a construction loan. The Company intends to develop a glamping retreat on the property. The property is held through Kirtley Road Property Owner LLC, a Virginia limited liability company, which is a wholly owned subsidiary of the Company. The Company has already obtained a special use permit, effectively transforming the property's use from agriculture to a glamping retreat in a region renowned for its wineries and foodies; lakes, national parks, forests, and a bustling DC/Northern Virginia economy (5th largest in the US). LP Kirtley Road, LLC will generate revenue by providing services to the guests. The Company primarily records from its long-term construction projects and service contracts overtime as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized $0.00 in revenue, and has not executed any revenue-producing contracts.

RISK FACTORS

Risks Related to the Company's Business and Industry

If our Managing Member fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Managing Member's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Managing Member, each of whom could be difficult to replace.

The Company has a limited operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has a limited operating history upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company's economic success will depend upon the results of operations of the Property. No assurance can be given that certain assumptions as to the future profits from Company operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Managing Member's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the Property and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

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- physical destruction and depreciation of property and equipment;

- damage to and destruction of the Property, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

Real estate construction involves various risk factors that can impact the successful completion and profitability of a project. These risk factors include:

Market Risk: Fluctuations in real estate market conditions can affect demand for the completed Property, leading to potential delays in sales or lower selling prices. Economic downturns can reduce demand for the completed Property, which would affect the Company's ability to sell or lease units at the Property.

Financial Risk: Insufficient funding or cash flow issues can lead to project delays, cost overruns, or even project abandonment. Interest rate fluctuations can impact borrowing costs and profitability. Inadequate financial planning and budgeting can lead to cost overruns and negatively affect a project's profitability.

Construction and Design Risk: Poor project planning and design can lead to construction delays and increased costs. Design flaws or changes can result in construction rework, causing delays and cost overruns which could affect the overall profitability of a project. Availability of skilled labor and materials can also impact the construction schedule and costs.

Regulatory and Legal Risk: Delays or complications in obtaining necessary permits and approvals can lead to project delays and increased costs. Zoning changes or other regulatory issues can impact the feasibility of the project. Legal disputes, such as contract disputes or litigation, can lead to delays, increased costs, and reputational damage to the Company.

Environmental and Sustainability Risk: Environmental contamination or other environmental issues can lead to costly cleanup efforts and delays. Changes in environmental regulations can impact project design and construction methods, potentially leading to increased costs.

Political and Geopolitical Risk: Political instability, changes in government policies, or geopolitical events can affect the project's viability and profitability.

Technology and Innovation Risk: Incorporating new technologies or construction methods without proper understanding or testing can lead to implementation challenges and delays. Technological disruptions or changes can impact project timelines and costs.

Health and Safety Risks: Inadequate safety measures can result in accidents, injuries, or fatalities, leading to legal and financial consequences.

Improvement of the Property will likely involve significant construction work, which can be disrupted by unforeseen circumstances such as delays caused by cost overruns.

The Company intends on developing a 75-key glamping resort on the Property and will hire contractors based on bids received for the cost of the improvements. The Company may hire a contractor that underestimates the material and labor costs, and in turn, the project could suffer from cost overruns which could adversely affect investments by Members. In addition, if there are cost overruns or multiple unforeseen change orders, the timeline for completion of the project could be adversely affected, which could negatively affect Members' investments.

The Company may not acquire the necessary entitlements to develop the Property as planned.

If the Company fails to acquire the necessary entitlements to develop the Property, failure to secure the necessary entitlements could result in significant project delays, causing financial strain and potentially making the project financially unviable. This could lead to the loss of investments made by investors.

Successful ground-up construction and development depends on many independent factors, and delays or changes in plans, sometimes outside of our control, may negatively impact our business plan.

Ground-up construction and development projects are subject to risks, including delays in permitting or plat approval from governmental regulators, delays stemming from contractor or subcontractor issues, potential disputes or legal challenges from nearby residents or regulatory bodies, materials and labor shortages, potential price fluctuations in materials that negatively impact our budget, and changing market trends during construction and development. Any of these factors could negatively impact or even foreclose our ability to construct or develop the Property, which may negatively impact our profitability.

The Property will be subject to additional risks that may adversely impact the operating results and the success of the Company.

The Company will generate income from renting the sites on the Property. Therefore, there are vacancy risks associated with income producing commercial properties. An economic downturn, including increased unemployment rates, may cause the industry to experience a significant decline in business due to a reduction in customers. Since the ability to generate income via short-term rentals partially dependents on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel may negatively impact the value or income generated by the Properties. Such potential events include, but are not limited to terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes, oil spills, pandemics or other disease outbreaks, and severe or inclement weather.

There may be disputes with contractors.

Any person who supplies services or materials for the development of the project may have a lien against the property securing any amounts owed to such person under state law. Even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid may have mechanic's lien rights against the property. If one or more mechanic's liens does appear against the property, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of the property could negatively affect returns therefrom.

There may be legal challenges to the development from local residents or regulatory bodies which may make it difficult or impossible to obtain the necessary permits.

If local residents or regulatory bodies attempt to halt development by filing legal disputes it will increase the Company's costs and may drastically decrease the value of the property and/or prevent the Company from carrying out its business plan, which would negatively affect investor returns.

Operating a glamping resort involves several risks that can impact the business. These risks can be categorized into various types, including financial, operational, environmental, legal, and reputational risks.

Some of the financial risks the Company will be subject to include:

- Initial Investment and Operating Costs: High upfront costs for land acquisition, infrastructure development, and ongoing maintenance.

- Revenue Fluctuations: Seasonal demand can lead to fluctuations in revenue. Unpredictable factors such as weather can also impact bookings.

- Economic Downturns: Economic instability can reduce disposable income, affecting occupancy rates.

Operational Risks

- Supply Chain Issues: Challenges in sourcing high-quality materials and supplies for constructing and maintaining the resort.

- Staffing Challenges: Difficulty in recruiting, training, and retaining skilled staff, especially in remote locations.

- Health and Safety: Ensuring the health and safety of guests and staff, including handling emergencies, accidents, or outbreaks of diseases.

Environmental Risks

- Natural Disasters: Risk of natural disasters like floods, hurricanes, wildfires, or earthquakes that can damage property and disrupt operations.

- Environmental Impact: Managing the environmental footprint of the resort, including waste management, water use, and preserving the natural surroundings.

- Climate Change: Long-term changes in climate can affect the appeal and viability of the resort location.

Legal and Regulatory Risks

- Compliance: Adhering to local, state, and federal regulations regarding land use, construction, health and safety standards, and environmental protections.

- Liability: Risk of legal claims from guests or staff due to accidents, injuries, or dissatisfaction with services.

- Permits and Licenses: Securing and maintaining the necessary permits and licenses for operating the resort.

Reputational Risks

- Customer Satisfaction: Ensuring high levels of customer satisfaction to maintain good reviews and repeat business. Poor service or facilities can lead to negative reviews and damage the resort's reputation.

- Public Relations: Handling negative publicity or crises, such as environmental damage or guest complaints, effectively and promptly.

- Brand Management: Maintaining a consistent and positive brand image in a competitive market.

The short-term rental industry is highly competitive.

The short-term rental market contains many competitors. The Company may compete with other similar glamping resorts, major hotel chains, regional hotel chains, independent hotels, along with other home sharing and short-term rental services. The Company's ability to remain competitive and attract and retain business depends on its success in distinguishing the quality, value, and efficiency of its products and services, including direct booking channels, and consumer-facing technology platforms and services, from those offered by others. If the Company cannot compete successfully in these areas, its operating margins could contract, market share could decrease, and investor returns could decline.

Risks associated with disruption of travel or reduction of interest in travel.

Since the ability of the Property to generate income via short-term rentals partially dependents on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel may negatively impact the value or income generated by the Property. Such potential events include, but are not limited to terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes, oil spills, pandemics or other disease outbreaks, and severe or inclement weather.

Failure to Comply with Current Laws, Rules, and Regulations or Changes to Such may Adversely Affect Business or Financial Performance.

The Company's business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to the Company and its business, including those relating to internet and online commerce, internet advertising, consumer protection, intermediary liability, data security and privacy, travel and rental licensing and listing requirements and tax . In many cases, these laws continue to evolve.

For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to internet and online commerce that may relate to liability for information retrieved from or transmitted over the internet, online editorial and user-generated content, user privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of products and services. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally. Also, evolving case law and new legislation increase the potential for litigation and government audits in this area and may have ramifications as to how the Company operates its short-term rental business.

The Company may be subject to inquiries from time to time from regulatory bodies concerning compliance with consumer protection, competition, tax, data privacy and travel industry-specific laws and regulations. The failure of the Company to comply with these laws and regulations could result in fines and/or proceedings against it by governmental agencies, regulatory authorities, courts, and/or consumers, which if material, could adversely affect the business, financial condition, and results of operations . Further, if such laws and regulations are not enforced equally against other competitors in a particular market, the Company's compliance with such laws may put it at a competitive disadvantage vis-à-vis competitors who do not comply with such requirements.

The promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which the Company provides services could require the Managing Member to change certain aspects of the business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject the company to additional liabilities. Unfavorable changes could decrease demand for products and services, limit marketing methods and capabilities, impede development of new products, result in negative publicity, require significant management time, increase costs, and/or subject the Company to additional liabilities. Violations of these laws and regulations could result in penalties and/or criminal sanctions against the Company, the Manager, or its members and/or restrictions on the conduct of parts of the business in certain jurisdictions.

The Property will experience competition.

A number of other comparable properties may be located within the vicinity of the Property. These competitive properties may reduce demand for the Property. Competition from nearby residential properties could make it more difficult to attract buyers as well. Competition may increase costs and reduce returns on the Property and thus reduce returns to the Company and the Members.

The economic success of an investment in the Company could depend in part upon the results of operations of the Property, some of which are outside the Company's control.

The Company will be subject to those risks typically associated with investments in real estate that produce income based on occupancy and rental revenues. Fluctuations in vacancy rates, rental prices, and operating expenses can adversely affect operating results or render the sale or refinancing of the Property difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the Property, future rental prices, future cost of capital improvements, or future cost of operating the Property will be accurate since such

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matters will depend on events and factors beyond the control of the Company. Such factors vacancy rates for properties similar to the Company's Property, financial resources of customers, rental rates near the Property, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash and the Company may not be able to liquidate the Property promptly in response to economic or other conditions, if necessary, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, the Property could experience increases in storm intensity and rising sea-levels causing damage to our Property and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Property in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to the Property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the Property, the Company could lose anticipated future revenues.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company intends to incur debt to acquire and develop the Property. While investors will not be personally liable for these obligations, and our Managing Member may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Property may be subject to foreclosure if a default under any mortgage loan occurs.

Any mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The Property or a portion of the Property could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the properties.

The Company's ability to sell the Property as intended may be adversely affected by such regulations, which could affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

The failure of the Property to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance that Property will ever be sold at a profit. The marketability and value of the Property will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the Property since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell the Property for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and the costs of litigation.

Owning the Property subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Managing Member may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the Property; however, it is possible that we will not discover certain material facts about the properties.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly processes customer information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Managing Member nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Managing Member have taken the position that the Property is not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Managing Member will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Managing Member were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Conflicts may exist among our Managing Member and its employees or affiliates.

Our Managing Member will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Managing Member and not the Company nor the Company. Our Managing Member may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Managing Member and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our Managing Member will determine whether or not to acquire or liquidate properties. When determining to acquire or liquidate properties, our Managing Member will do so considering all of the circumstances at the time, which may include the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our Managing Member, and their affiliates.

Our service providers may provide services to our Managing Member, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Class A Interests.

The management and operation of the Company and its business are vested in our Managing Member and the terms of our Company Agreement do not provide a mechanism for removing our Managing Member.

Our Company Agreement does not provide a mechanism for removing our Managing Member. Other than as described in Section 7.2 of our Company Agreement, operation of the Company and its business are vested exclusively in our Managing Member who has the authority to undertake and do all acts deemed appropriate by the Managing Member to carry out the Company business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privatelyheld (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Even if the Company sells all the Interests offered in this Offering, it may not have enough capital needed to fully implement its business plan.

In order to fully implement the Company's business plan, we must raise approximately $14,625,951.00. As of the date of this offering statement, the Company has raised $756,867.00 from the sale of Class A membership interests. If the Company raises less than the full amount needed, it may not be able to fully accomplish its business plan.

Although the Company will generally invest the net proceeds of the Offering into developing and operating the Property, our Managing Member of the Company has broad discretion in how to utilize them.

Our Managing Member will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company have the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering

Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class A Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $1.05 per Interest price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $1.05 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities likely will be subject to dilution via the sale of Interests or through the creation and sale of additional classes of Interests in the Company, which may have priority over the securities offered in this offering. The Company is offering Interests through a separate offering exempt under Regulation D, Rule 506(c). If Interests are sold through this offering, your Interests will be diluted. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

Additionally, we are offering bonus perks to certain investors. We are offering our Securities for $1.05 per Interest. Certain investors in this Offering will be entitled to receive a discounted offering price of $1.025 per Interest, thereby diluting at a higher rate any investors not receiving the discounted price. See the section titled "The Offering" for further details on the bonus perks.

The purchase prices for the Interests have been arbitrarily determined.

The purchase price for the Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and development costs of the Property, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Managing Member and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Interests are being offered, the Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by Our Managing Member, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Managing Member's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from sale of the properties will be different than the returns anticipated by Our Managing Member and/or that these returns may not be realized in the timeframe projected by Our Managing Member, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking

statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating

to present facts or current conditions included in this offering statement are forward-looking statements. Forward -looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company was formed in Maryland on September 8, 2023. It acquired two (2) parcels of land located on Kirtley Road in Leon, Virginia 22727, with associated tax identification numbers of 33-9E and 38-8A for a purchase price of $1,440,000 on January 24, 2024 with a loan of $936,000.00 at an interest rate of 6.56% with a 30-year term, which the Company intends to pay off with a construction loan. The Company does not yet have a firm commitment for a construction loan. The Company intends to develop a glamping retreat on the property. The property is held through Kirtley Road Property Owner LLC, a Virginia limited liability company, which is a wholly owned subsidiary of the Company. The Company has already obtained a special use permit, effectively transforming the property's use from agriculture to a glamping retreat in a region renowned for its wineries and foodies; lakes, national parks, forests, and a bustling DC/Northern Virginia economy (5th largest in the US). LP Kirtley Road, LLC will generate revenue by providing services to the guests. The Company primarily records from its long-term construction projects and service contracts overtime as various performance obligations are fulfilled. As of the date of these financial statements,the Company has generated or recognized $0.00 in revenue, and has not executed any revenue-producing contracts.

Business Plan

The project will be completed in four stages:

STAGE I: Stage I involves advancing the final stages of the preliminary design/engineering process, which is imperative for securing the final site plan approval from Madison County, VA.

STAGE II: Upon finalizing the site plan, the team will work toward finalizing construction drawings, obtaining regulatory permits, and securing building permits, setting the stage for groundbreaking in Summer 2026. Alternatively, an early exit could materialize if a buyer presents an offer to acquire the land at a value surpassing the risk-adjusted returns of development. If no such transaction occurs, construction will commence to build a 75-key glamping resort, accompanied by a range of amenities including a clubhouse, spa, restaurant, bar, swimming pool, hot tub, nature trails, and complementary accessory structures.

STAGE III: Upon construction completion, the Company will hire a third-party management company to oversee the property's operations over three years. With steady growth leading to stability, the Property will be poised for a strategic exit, with plans to transition ownership to an institutional investor primed to develop the remainder of the approved density (120 keys).

Development Timeline

2022/2023 — Land Search & Entitlements
• Identified and evaluated multiple development sites in Virginia
• Selected the MayaVita property in Madison County
• Secured Special Use Permit approval for a 120-unit resort

2024 — Land Acquisition & Infrastructure Planning

- Acquired 183 acres in Madison County for approximately $1.44M
- Advanced site plan design and engineering studies and tests
- Conducted surveys and infrastructure planning
- Refined resort program including cabins, clubhouse, spa, and event pavilion

2025 — Permitting, Engineering & Project De-Risking
- Final Site Plan Approval
- Land Disturbance Permit
- General Construction Permit
- DEQ, VDOT, and VDH approvals
- Wet utilities construction drawings completed
- Commencement of DD architectural, MEP, structural, and dry utilities design
- Cabin construction documents finalized and RFP issued
- Value engineering
- Lender appraisal completed

2026 — Financing & Construction Preparation (In Progress)
- NEPA environmental review underway
- Completion of architectural, MEP, structural, and dry utilities design
- Construction budget finalization and contractor GMP preparation
- loans final commitments
- Pay bonds and permit fees
- Issue building permits
- Commence construction

2027 — 2029 Target Resort Opening & Stabilization
- Phase I completion: 75 luxury cabins
- Opening of clubhouse, spa, and event pavilion
- Launch of weddings, retreats, and experiential hospitality programming

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ahmed Helmi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member - September 2023 - Present Ahmed is entrusted with the responsibility of sourcing, underwriting, structuring, and executing new investment opportunities. Ahmed will lead the team throughout the lifecycle of the MayaVita project, drawing from his 27 years of experience in the real estate field. Throughout his career, Ahmed has orchestrated acquisition and development transactions that have totaled approximately $850 million in capitalization. He has collaborated with renowned names such as Holiday Inn Resorts, Radisson Blu Resorts, Beltone

Private Equity Group, among others. Among his recent accomplishments are the successful attainment of entitlements for the MayaVita project and the entitlements, acquisition, and sale of another glamping site to Getaway House. In his previous role as Director of Real Estate Development at Terramor Outdoor Resorts, the glamping brand of Kampgrounds of America, Ahmed effectively managed diverse responsibilities across the development lifecycle in several states including California, New York, Texas, and Maine.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Title: Co-Founder Company: Blu Realty LLC Dates of Service: 2019 - Present Location: Maryland Description of Duties: Site search and selection, zoning analyses, financial modeling and budgeting, site design and entitlements, acquisition, and disposition of properties, raising and managing capital, and development lifecycle management. Title: Director of Real Estate Development Company: Kampgrounds of America Dates of Service: 2021-2023 Location: Billings, Montana Description of Duties: Led pre-development efforts for greenfield luxury outdoor resort projects, Managed due diligence efforts, including site condition assessments and zoning requirements in 9 states, led a team of architects, civil engineers, and F&B/kitchen consultants to design site plans, utilities, roads, accommodations, and amenities for 6 projects, totaling 500 hotel keys, developed budgets and guided value engineering efforts for greenfield projects, ensured compliance with local codes by collaborating with fire departments, EMS, and building inspectors, and obtained permits and supervised subcontractors for the construction of 10 projects, including spa, housekeeping and staff housing buildings, onsite wastewater treatment facilities, foundations, and landscape.

Education

MBA from Rochester Institute of Technology and graduated from American University in 1996 with a bachelor's in International Relations
Name

John Conley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member - September 2023 - Present John is a Principal at Shepherd Realty Capital (SRC) and is responsible for all aspects of the development process, including evaluation, acquisition, financing, construction activities and asset management. John has managed the acquisition and development of over $637 MM worth of real estate. Most recently, Mr. Conley served as Manager of Acquisitions and Equity for Jefferson Apartment Group where he oversaw the acquisition, underwriting and sourcing of new projects for the firm from August 2018 to

August 2020. In addition to his acquisition-related duties, he also was responsible for sourcing and building relationships with new and existing capital partners. Prior to joining JAG, Mr. Conley was Acquisitions Manager at Ditto Residential from August 2016 to May 2018. Prior to Ditto Residential, Mr. Conley worked at 1788 Holdings as a Development Manager overseeing several developments and new acquisition opportunities from March 2011 to October 2015. He received his MBA from Belmont University and graduated from Vanderbilt University in 2007 with a bachelor's in economics. Mr. Conley annually organizes an 80- person Race for Hope team which raises money for brain tumor research.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Title: Principal Company: Shepherd Realty Capital, LLC Dates of Service: October 2015 - Present Location: Washington, DC Description of Duties: Managed all areas of acquisitions including identifying target investments, underwriting, valuation, due diligence, structuring equity and debt on a deal-by-deal basis, researched and developed investment thesis on submarkets and value-add investment opportunities in the DC metro area.

Education

MBA from Belmont University and graduated from Vanderbilt University in 2007 with a bachelor's in economics.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	2,182,918.68
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. Interests are being sold in a concurrent offering exempt under Regulation D, Rule 506(c), and investors will experience dilution on account of any membership interests sold in that offering.
Other Material Terms or information.	

Type of security	Class B LLC/Membership Interests
Amount outstanding	61,868
Voting Rights	Voting on all operational and capital decisions
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. Interests are being sold in a concurrent offering exempt under Regulation D, Rule 506(c), and investors will experience dilution on account of any membership interests sold in that offering.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	FBN Finance, LLC
Amount outstanding	$919,963.78
Interest rate and payment schedule	Interest rate: 6.560% Payment Schedule: SCHEDULED PAYMENTS (A) Time and Amount of Payments principal payment of $5,173.85 on July 1, 2024, with interest calculated from the date of closing on the unpaid principal at 6.560% per annum; 58 consecutive semi-annual principal and interest payments of $35,874.65 each, beginning January 1, 2025, and the final payment of $35,874.85 on January 1, 2054, which is called the Maturity Date.
Amortization schedule	30-year term
Describe any collateral or security	
Maturity date	January 1, 2054
Other material terms	

The total amount of outstanding debt of the company is $919,963.78.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	2,182,918.68	$2,185,499.00	Due diligence, land acquisition, and pre-development work.	April 18, 2024	Rule 506(c)
LLC/Membership Interests	197,918.68	$200,499.00	Intermediary Fees, Land Purchase Fees, Loan Costs (Acquisition and Construction Loans), Property Acquisition Costs, Partnership Expenses (includes G & A), Tax Escrow, Capital Improvement Costs, Working Capital (Pre-Operations and Soft Opening)	June 21, 2024	Regulation CF
LLC/Member					

ship Interests					

Ownership

The Company's managing member is GP Kirtley Road, LLC., which is managed by its members, Ahmed Helmi and John Conley.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing in January 2024. Following the offering, we should have enough liquidity to execute our business plan until Fall 2027. We intend to be profitable by 2027. Our significant challenges are firming construction budgets and finalizing the capital raise to commence construction in 2027.

Over the next 12 months, management's primary focus will be on raising capital and commencing construction of the resort. While we do not anticipate generating revenue or achieving profitability during this development phase, these foundational activities are critical to positioning the company for long-term success. Our goal is to complete all pre-opening milestones on time and within budget to support a successful operational launch and maximize investor returns. Key Objectives & Action Plans: Capital Raise: a) Engage seasoned marketing consultants to refine messaging and enhance advertising strategies targeting high-conviction investors. b) Automate and streamline the investment process to improve efficiency and reduce friction for prospective investors. Construction & Cost Management: a) Refine budgets and apply value engineering to reduce costs where feasible. b) Take the project to final bids with our contracted GC. c) Establish a construction oversight framework to ensure schedule adherence, cost control, and quality assurance. Pre-Opening Operational Planning: a) Collaborate with our hotel management company to develop standard operating procedures (SOPs), staffing plans, and procurement schedules. b) Begin recruiting key leadership roles early (e.g., general manager, sales & marketing director) to support a smooth pre-opening ramp-up. Brand Development & Marketing: a) Finalize brand identity elements (logo, positioning, website, and social media presence) in preparation for consumer marketing. b) Begin pre-opening public relations and reservation interest campaigns targeting outdoor lifestyle travelers and influencers. Technology & Infrastructure Planning: a) Initiate selection and integration planning for core resort systems (PMS, POS, CRM, booking engine, etc.). b) Ensure IT infrastructure (Wi-Fi, network cabling, back-office systems) is incorporated into construction planning from the outset. Risk Management & Compliance: Implement project controls to manage risk, track milestones, and ensure compliance with all local, state, and federal development regulations.

Liquidity and Capital Resources

On April 18, 2024 the Company conducted an offering pursuant to Rule 506(c) and raised $2,185,499.00.

On June 21, 2024 the Company conducted an offering pursuant to Regulation CF and raised $200,499.00.

On the Company conducted an offering pursuant to and raised .

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We continue raising equity from Class A investors .

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Distributions or Payments

Related Person/Entity	GP Kirtley Road LLC
Relationship to the Company	Managing Member
Total amount of money involved	$314,415.32
Benefits or compensation received by related person	The Managing Member and its affiliates have advanced funds for due diligence, earnest money, legal fees, and other expenses, which are reimbursed through this Offering from time to time. Additionally, the company has paid the Managing Member $250,000 in Acquisition and Entitlement Fees and will pay a portion of the contracted 5% development fee.
Benefits or compensation received by Company	5% development fee
Description of the transaction	Class B Interests

Company Future Transactions

Related Person/Entity	Ahmed Helmi
Relationship to the Company	The Managing Member
Total amount of money involved	between $60,000 to $120,000
Benefits or compensation received by related person	Fees
Benefits or compensation received by Company	Equity
Description of the transaction	The company is has entered into a Marketing Agreement to conduct advertising and promotional activities specifically designed to facilitate the equity raise for this Offering

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Ahmed Helmi
Relationship to the Company	Managing Member
Total amount of money involved	5% of the soft and hard construction costs
Benefits or compensation received by related person	Development fees per the operating agreement
Benefits or compensation received by Company	Developing the resort
Description of the transaction	Development Services

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ahmed Helmi
(Signature)

Ahmed Helmi
(Name)

Managing Member, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Management Report

LP Kirtley Road LLC
For the period ended December 31, 2025

Prepared on
February 22, 2026

For management use only

Table of Contents

Profit and Loss

January - December 2025

INCOME
Total Income
EXPENSES
Total Expenses
NET OPERATING INCOME
NET INCOME

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
MayaVita (3352) - 1	456,027.64
Total Bank Accounts	**456,027.64**
Other Current Assets	
Good Faith Deposit	4,500.00
Total Other Current Assets	**4,500.00**
Total Current Assets	**460,527.64**
Fixed Assets	
1 - LAND PURCHASE PRICE	1,440,000.00
2 - PROPERTY ACQUISITION COSTS	44,116.80
3 - CAPITAL IMPROVEMENT COSTS	
1 - Design and Permitting Expenses	443,227.33
2 - Development and Construction	103,673.68
3 - Acquisition and Entitlement Fees	250,000.00
Total 3 - CAPITAL IMPROVEMENT COSTS	**796,901.01**
4 - PROPERTY CARRY COSTS	
1 - Property Taxes	5,791.55
2 - Insurance	5,660.16
Total 4 - PROPERTY CARRY COSTS	**11,451.71**
Total Fixed Assets	**2,292,469.52**
Other Assets	
LOAN COSTS (AQUISITION AND CONSTRUCTION LOANS)	
1 - Acquisition Loan Costs	17,420.00
2 - Acquistion Loan Interest Carry Cost	117,669.13
Total LOAN COSTS (AQUISITION AND CONSTRUCTION LOANS)	**135,089.13**
Loan Financing Costs	29,500.00
PARTNERSHIP EXPENSES (INCLUDES G&A)	
1 - Finance - Investor Legal Syndication	24,850.00
2 - Licenses, Permits and Registrations	1,000.00
3 - Finance - Investor Marketing	125,662.45
4 - Investor Support Expenses	18,064.60

4 - Investor Support Expenses	[illegible]
5 - Business Meals	2,041.23
6 - Site Visit Travel	1,935.96
7 - General and Administrative	6,229.39
8 - Capitalized Development Fees	23,237.97
9 - Placement Agent	6,065.57
Total PARTNERSHIP EXPENSES (INCLUDES G&A)	**209,087.17**
Total Other Assets	**373,676.30**

	Total
TOTAL ASSETS	**$3,126,673.46**

LIABILITIES AND EQUITY

Liabilities	
Current Liabilities	
Other Current Liabilities	
2 - Accrued Interest Payable	30,174.84
5 - Due to Blu-Realty (Ahmed Helmi) - Advanced Expenses	25,672.76
6 - Due To SRC (John Conley) - Advanced Expenses	3,474.95
Due To Investor	20.00
Total Other Current Liabilities	**59,342.55**
Total Current Liabilities	**59,342.55**
Long-Term Liabilities	
Loan - FBN Finance Mortgage Loan	919,963.78
Total Long-Term Liabilities	**919,963.78**
Total Liabilities	**979,306.33**
Equity	
MEMBERSHIP INTERESTS	
Class A -- LP Membership Interests -	2,085,499.13
Class B -- GP Kirtley Road LLC - Managing Member	
Blu-Realty LLC	30,934.00
Shepherd Realty Capital	30,934.00
Total Class B -- GP Kirtley Road LLC - Managing Member	**61,868.00**
Total MEMBERSHIP INTERESTS	**2,147,367.13**
Retained Earnings	0.00
Net Income	0.00
Total Equity	**2,147,367.13**
TOTAL LIABILITIES AND EQUITY	**$3,126,673.46**

Statement of Cash Flows

January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Good Faith Deposit	-4,500.00
3 - CAPITAL IMPROVEMENT COSTS:1 - Design and Permitting Expenses	-215,017.31
PARTNERSHIP EXPENSES (INCLUDES G&A):1 - Finance - Investor Legal Syndication	-4,850.00
PARTNERSHIP EXPENSES (INCLUDES G&A):5 - Business Meals	-1,146.24
PARTNERSHIP EXPENSES (INCLUDES G&A):6 - Site Visit Travel	-1,516.04
Accounts Payable	-2,506.89
2 - Accrued Interest Payable	-356.28
5 - Due to Blu-Realty (Ahmed Helmi) - Advanced Expenses	23,770.77
6 - Due To SRC (John Conley) - Advanced Expenses	-4,324.27
Due To Investor	20.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-210,426.26
Net cash provided by operating activities	**-210,426.26**
INVESTING ACTIVITIES	
3 - CAPITAL IMPROVEMENT COSTS:2 - Development and Construction	-43,386.18
4 - PROPERTY CARRY COSTS:1 - Property Taxes	-3,576.89
4 - PROPERTY CARRY COSTS:2 - Insurance	-2,519.97
LOAN COSTS (AQUISITION AND CONSTRUCTION LOANS):1 - Acquisition Loan Costs	-8,000.00
LOAN COSTS (AQUISITION AND CONSTRUCTION LOANS):2 - Acquistion Loan Interest Carry Cost	-60,530.65
Loan Financing Costs	-29,500.00
PARTNERSHIP EXPENSES (INCLUDES G&A):2 - Licenses, Permits and Registrations	-400.00
PARTNERSHIP EXPENSES (INCLUDES G&A):3 - Finance - Investor Marketing	-92,623.79
PARTNERSHIP EXPENSES (INCLUDES G&A):4 - Investor Support Expenses	-4,228.50
PARTNERSHIP EXPENSES (INCLUDES G&A):7 - General and Administrative	-3,928.29
PARTNERSHIP EXPENSES (INCLUDES G&A):8 - Capitalized Development Fees	-23,237.97
PARTNERSHIP EXPENSES (INCLUDES G&A):9 - Placement Agent	-3,065.60
Net cash provided by investing activities	**-274,997.84**

	Total
FINANCING ACTIVITIES	
Loan - FBN Finance Mortgage Loan	-10,862.37
MEMBERSHIP INTERESTS:Class A -- LP Membership Interests -	835,500.00
Net cash provided by financing activities	824,637.63
NET CASH INCREASE FOR PERIOD	339,213.53
Cash at beginning of period	116,814.11
CASH AT END OF PERIOD	**$456,027.64**

Management Report

LP Kirtley Road LLC
For the period ended December 31, 2024

Prepared on
February 26, 2025

For management use only

Table of Contents

Profit and Loss

January - December 2024

INCOME

Total Income

EXPENSES

Total Expenses

NET OPERATING INCOME

NET INCOME

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
MayaVita (3352) - 1	116,814.11
Total Bank Accounts	**116,814.11**
Total Current Assets	**116,814.11**
Fixed Assets	
1 - LAND PURCHASE PRICE	1,440,000.00
2 - PROPERTY ACQUISITION COSTS	44,116.80
3 - CAPITAL IMPROVEMENT COSTS	
1 - Design and Permitting Expenses	201,195.02
2 - Development and Construction	87,302.50
3 - Acquisition and Entitlement Fees	250,000.00
Total 3 - CAPITAL IMPROVEMENT COSTS	**538,497.52**
4 - PROPERTY CARRY COSTS	
1 - Property Taxes	2,214.66
2 - Insurance	3,140.19
Total 4 - PROPERTY CARRY COSTS	**5,354.85**
Total Fixed Assets	**2,027,969.17**
Other Assets	
LOAN COSTS (AQUISITION AND CONSTRUCTION LOANS)	
1 - Acquisition Loan Costs	9,420.00
2 - Acquistion Loan Interest Carry Cost	57,138.48
Total LOAN COSTS (AQUISITION AND CONSTRUCTION LOANS)	**66,558.48**
PARTNERSHIP EXPENSES (INCLUDES G&A)	
1 - Finance - Investor Legal Syndication	20,000.00
2 - Licenses, Permits and Registrations	975.00
3 - Finance - Investor Marketing	31,079.94
4 - Investor Support Expenses	13,836.10
5 - Business Meals	894.99
6 - Site Visit Travel	419.92
7 - General and Administrative	1,397.93
9 - Placement Agent	2,999.97

Total PARTNERSHIP EXPENSES (INCLUDES G&A)	71,603.85
PROPERTY PURSUIT COSTS INVESTED	
2 - Professional Expenses	49.00
Total PROPERTY PURSUIT COSTS INVESTED	49.00
Total Other Assets	138,211.33
TOTAL ASSETS	$2,282,994.61

	Total
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	69.00
Total Accounts Payable	**69.00**
Other Current Liabilities	
2 - Accrued Interest Payable	30,531.12
5 - Due to Blu-Realty (Ahmed Helmi) - Advanced Expenses	1,901.99
6 - Due To SRC (John Conley) - Advanced Expenses	7,799.22
Total Other Current Liabilities	**40,232.33**
Total Current Liabilities	**40,301.33**
Long-Term Liabilities	
Loan - FBN Finance Mortgage Loan	930,826.15
Total Long-Term Liabilities	**930,826.15**
Total Liabilities	**971,127.48**
Equity	
MEMBERSHIP INTERESTS	
Class A -- LP Membership Interests -	1,249,999.13
Class B -- GP Kirtley Road LLC - Managing Member	
Blu-Realty LLC	30,934.00
Shepherd Realty Capital	30,934.00
Total Class B -- GP Kirtley Road LLC - Managing Member	**61,868.00**
Total MEMBERSHIP INTERESTS	**1,311,867.13**
Retained Earnings	0.00
Net Income	0.00
Total Equity	**1,311,867.13**
TOTAL LIABILITIES AND EQUITY	**$2,282,994.61**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
3 - CAPITAL IMPROVEMENT COSTS:1 - Design and Permitting Expenses	-195,395.02
PARTNERSHIP EXPENSES (INCLUDES G&A):1 - Finance - Investor Legal Syndication	-20,000.00
PARTNERSHIP EXPENSES (INCLUDES G&A):5 - Business Meals	-332.32
PARTNERSHIP EXPENSES (INCLUDES G&A):6 - Site Visit Travel	-354.25
PROPERTY PURSUIT COSTS INVESTED:2 - Professional Expenses	-49.00
Accounts Payable	69.00
2 - Accrued Interest Payable	30,531.12
5 - Due to Blu-Realty (Ahmed Helmi) - Advanced Expenses	-23,313.85
6 - Due To SRC (John Conley) - Advanced Expenses	-21,578.85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-230,423.17
Net cash provided by operating activities	**-230,423.17**
INVESTING ACTIVITIES	
1 - LAND PURCHASE PRICE	-1,440,000.00
2 - PROPERTY ACQUISITION COSTS	-44,116.80
3 - CAPITAL IMPROVEMENT COSTS:2 - Development and Construction	-87,302.50
3 - CAPITAL IMPROVEMENT COSTS:3 - Acquisition and Entitlement Fees	-250,000.00
4 - PROPERTY CARRY COSTS:1 - Property Taxes	-2,214.66
4 - PROPERTY CARRY COSTS:2 - Insurance	-3,140.19
Contract Deposits	41,000.00
LOAN COSTS (AQUISITION AND CONSTRUCTION LOANS):1 - Acquisition Loan Costs	-6,720.00
LOAN COSTS (AQUISITION AND CONSTRUCTION LOANS):2 - Acquistion Loan Interest Carry Cost	-57,138.48
PARTNERSHIP EXPENSES (INCLUDES G&A):2 - Licenses, Permits and Registrations	-475.00
PARTNERSHIP EXPENSES (INCLUDES G&A):3 - Finance - Investor Marketing	-29,893.54
PARTNERSHIP EXPENSES (INCLUDES G&A):4 - Investor Support Expenses	-13,541.10
PARTNERSHIP EXPENSES (INCLUDES G&A):7 - General and Administrative	-1,390.43
PARTNERSHIP EXPENSES (INCLUDES G&A):9 - Placement Agent	-2,999.97

	Total
Net cash provided by investing activities	-1,897,932.67

FINANCING ACTIVITIES

Loan - FBN Finance Mortgage Loan	930,826.15
MEMBERSHIP INTERESTS:Class A -- LP Membership Interests -	1,069,999.13
MEMBERSHIP INTERESTS:Class B -- GP Kirtley Road LLC - Managing Member:Blu-Realty LLC	30,934.00
MEMBERSHIP INTERESTS:Class B -- GP Kirtley Road LLC - Managing Member:Shepherd Realty Capital	30,934.00
Net cash provided by financing activities	2,062,693.28
NET CASH INCREASE FOR PERIOD	-65,662.56
Cash at beginning of period	182,476.67
CASH AT END OF PERIOD	$116,814.11

